September 8, 2017

VIA EDGAR AND HAND DELIVERY

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
330 North Wabash Avenue
Suite 2800
Chicago, Illinois 60611
Tel: +1.312.876.7700 Fax: +1.312.993.9767
www.lw.com

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Re:	OrthoPediatrics Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 10, 2017

File No. 333-212076

Dear Ms. Ravitz:

On behalf of OrthoPediatrics Corp. (the “Company”), set forth below is the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”). An electronic version of Amendment No. 2 to the Registration Statement (the “Amendment”) has been concurrently filed with the Commission through its EDGAR system. The enclosed copy of the Amendment has been marked to reflect changes made to the Registration Statement.

Set forth below is the Company’s response to the comment of the Staff’s letter to the Company, dated August 31, 2017, relating to the Registration Statement. For convenience of reference, the text of the Staff’s comment has been reproduced in bold and italics herein. The Company has provided its response immediately after the comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amendment.

Litigation or other proceedings . . ., page 41

1.	Please clarify why you deleted disclosure regarding your lack of awareness of third-party claims.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 42, 105 and 106 of the Amendment to address a recent lawsuit filed in the United States District Court for the District of Delaware alleging, among other things, intellectual property infringement by the Company. In addition, the Company supplementally advises the Staff that on August 28, 2017, it received a preliminary notification from an individual physician regarding potential intellectual property infringement by the Company. The Company currently has no further information and has instructed its outside counsel to engage the individual’s attorney regarding this matter. The Company hereby undertakes to update the disclosure in a subsequent amendment to the Registration Statement to address this matter, if necessary. The Company supplementally advises the Staff that it is unaware of any other such third-party claims.

September 8, 2017

Overview, page 59

2.	We note the disclosure regarding your 30% compound annual growth rate since 2011. If that percentage is not indicative of your growth during the most recent fiscal years or periods, as indicated by your disclosure on page 57, please revise to clarify and explain the reason for the lower growth. Also, if recent, lower growth is indicative of a material known trend, please provide the disclosure required by Item 303 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 61 and 77 of the Amendment to replace “30% compound annual growth rate” with a more precise description of the Company’s growth rate that is indicative of each fiscal year since 2011. The Company supplementally advises the Staff that annual fluctuations in the Company’s growth rate are not indicative of any material known trend.

Product Pipeline, page 88

2.	We note your revised disclosure here. Please revise to indicate the status of development and regulatory status for each of the products you list in your product pipeline.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 91 and 92 of the Amendment to indicate the development and regulatory status for each of the products listed in its product pipeline.

Stockholders Agreement, page 118

2.	Please clarify the “certain” board representation rights Squadron will have following the completion of this offering.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 121 and 122 of the Amendment to address the board representation rights Squadron will have following the completion of this offering. In addition, the Stockholders Agreement will be filed as Exhibit 4.4 to a subsequent amendment to the Registration Statement.

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Any comments or questions regarding the foregoing should be directed to the undersigned at +1.312.876.7680. Thank you in advance for your cooperation in connection with this matter.

September 8, 2017

Very truly yours,

/s/ Christopher D. Lueking
Christopher D. Lueking, Esq.
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Mark C. Throdahl, OrthoPediatrics Corp.
Charles Ruck, Latham & Watkins LLP
Divakar Gupta, Cooley LLP